Exhibit 99.1

May 1, 2008

Corgi International Limited Announces Sale of Corgi Classics Brand and Inventory to Hornby Hobbies Limited, Refinancing of Burdale Credit Facility, Release of Escrow Shares to Former Cards Inc. Limited Shareholders, Conversion of Director Fees and Obligations to ADSs and an Updated FY 2008 Outlook.

HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today reported that it has sold the Corgi collectibles die-cast business to Hornby Hobbies Limited (“Hornby”), including the "Corgi" brand name and tooling, for consideration of approximately £7.5 million (or approximately US$15 million). In addition, the related existing inventory will be sold for consideration of approximately £800,000 or approximately US$1.6 million. The Corgi collectibles die-cast business generated sales of approximately £6.5 million (or approximately US$13.0 million) for the fiscal year ending March 31, 2008 and did not report profitability as a separate entity. The performance of the Corgi collectibles die-cast business has been constrained recently by a shortage of working capital.

Corgi International Limited will continue to conduct its principal licensed product and distribution businesses under the brand names PopCo and Master Replicas Inc., including the sale of Harry Potter and James Bond products and the new innovative H2go Car, the winner of the 2008 Electronic and Technical Toy of the Year Award at the Nuremberg International Toy Fair. The Company is expected to officially change its corporate name within 90 days of the sale transaction.

Michael Cookson, the Company’s Chief Executive Officer, stated: “We believe that this transaction is a prudent move in the current economic environment and will allow us to focus on our core pop culture business and the younger collector. The sale of the Corgi collectibles provides needed capital to properly finance the strategic growth categories and better enables us to leverage our diverse and valuable licensed entertainment properties, broad distribution channels and innovative products."

After the closing in January 2008 of the Company's asset-based credit facility with Burdale Financial Limited ("Burdale"), the Company had an unexpected working capital shortfall due to tighter credit limitations, poor holiday sell-through results and retailer financial difficulties. In order to improve its liquidity and working capital, the Company recently completed a number of transactions:

As previously announced in April 2008, the Company sold its Cards Inc. trading card distribution business to Esdevium for approximately US$2.25 million and approximately US $700,000 of inventory. As a result of this sale and pursuant to the terms of the Company's purchase agreement with the former shareholders of Cards Inc. Limited, the Company will be releasing to the former Cards Inc. shareholders within the next 30 days 612,213 ADSs which had been held in escrow to cover certain representations and warranties under the purchase agreement.

On April 15, 2008, the Company was able to refinance the Burdale credit facility with a more flexible US$16 million accounts receivable financing facility with CoFace Receivables Finance Limited (“CoFace”). The Company will also resume the production finance facility with Gateway Trade Finance LLC which allows additional working capital for bringing products to market.

Jack Lawrence, the Company's Chief Operating Officer and Chief Financial Officer, said: "While the aggregate credit capacity of the CoFace line is less than the Burdale credit facility, we believe that the overall terms and flexibility of the CoFace credit facility will greatly improve the Company's working capital position."

The Company has used proceeds from the sale to Hornby of the Corgi collectibles die-cast business to repay its other lenders, Barclays Bank PLC and Ropart Asset Management Fund LLC, US$4.5 million in the aggregate and to repay in part various trade creditors. After the closing, the Company is expected to have approximately US$5.0 million of indebtedness for money borrowed down from a peak in January 2008 of approximately US$22.4 million.

In addition, the Company, following information and consultation with its employees, is proposing a global workforce reduction of approximately 65 employees, or about 50% of its staff, a number of whom will join Hornby. The Company will continue to look at cost- cutting measures, including, subject to further information and consultation with employees, closure and consolidation of facilities. The Company is expected to incur an accounting charge of approximately US$250,000 as a result of such proposed changes.

The Company's Board of Directors also agreed to convert a substantial portion of their existing and outstanding Board fees, expenses and short-term loans of over US$600,000 to ADSs at a share price of the higher of US$1.90 or the market price at the close of trading on May 2, 2008. In addition, the Board has passed a resolution that the Board fees for Fiscal Year 2009, ending in March 2009, will be reduced by 50% from the Fiscal Year 2008 fees. As previously announced, the Company's new Chairman of the Board is Charles C. McGettigan.

Jack Lawrence further commented: "As a result of the foregoing actions, while the Company will continue to need and look for additional financing to increase its working capital, the Company's immediate liquidity and working capital has significantly improved, allowing the Company to focus on executing its business plan for Fiscal Year 2009."

FY 2008 Outlook

For the full Fiscal Year 2008, the Company does not expect to achieve the results provided in its former guidance. The Company’s lack of liquidity, the continued tightening of the credit market and poor holiday sell-through have hindered the Company’s financial performance.

About Corgi International

Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.

The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.

Caution Regarding Forward-Looking Statements

The matters discussed in this document contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  All statements other than those that are purely historical, including statements regarding future net sales, liquidity, cash flows and profitability, are forward-looking statements. Words such as “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” and similar expressions also identify forward-looking statements.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International Limited’s products, changes in economic conditions, dependence on certain customers and licensing partners and loss of such licensing partners, and other risks including those described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on October 15, 2007.

These forward-looking statements are based on information as of the date hereof, and Corgi International Limited undertakes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Contact:

Jack Lawrence

Chief Operating Officer and Chief Financial Officer

Phone: +1 (925) 979-1500